OMB APPROVAL
OMB Number:  3235-0058
Expires:  April 30, 2009
Estimated Average burden
Hours per response2.50

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SEC FILE NUMBER
333-128060

FORM 12b-25

CUSIP NUMBER
238084107

NOTIFICATION OF LATE FILING

(Check one):

☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D
☐	Form N-SAR	☐	Form N-CSR
For Period Ended:    March 31, 2009

☐	Transition Report on form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

PART I — REGISTRANT INFORMATION

Datameg Corporation
Full Name of Registrant

N/A
Former Name if Applicable

2150 South 1300 East, Suite 500
Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah 84106
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or befoe the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	( c)	The accountant's statement or other exhit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management is unable to complete financial statements in a timely manner to file timely.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	James Murphy	(866)	739-3945
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Secton 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Actof 1940 during the preceding 12 months or for such shorter period tha the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   Yes ☒    No ☐

(3)
It is anticipated that any significant change in results of operatins from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
Yes ☐     No ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Datameg Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	5/15/09	By:	/s/ James Murphy
James Murphy

2